Filed by Penn Virginia GP Holdings, L.P. pursuant to Rule 425 under the

Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Penn Virginia GP Holdings, L.P.

Commission File No.: 001-33171

Penn Virginia Resource Partners, L.P.

Penn Virginia GP Holdings, L.P.

Five Radnor Corporate Center, Suite 500, 100 Matsonford Road, Radnor, PA 19087

FOR IMMEDIATE RELEASE

Contact:	Stephen R. Milbourne Director – Investor Relations Phone: (610) 975-8204 Fax: (610) 975-8201 E-Mail: invest@pvrpartners.com

PENN VIRGINIA RESOURCE PARTNERS, L.P. ANNOUNCES APPROVAL OF

MERGER; PENN VIRGINIA GP HOLDINGS, L.P. ADJOURNS MERGER-

RELATED SPECIAL MEETING OF UNITHOLDERS UNTIL MARCH 9, 2011

RADNOR, PA – February 16, 2011 . . . Penn Virginia Resource Partners, L.P. (NYSE: PVR) (“PVR”) today announced that a majority of PVR unitholders have approved the Agreement and Plan of Merger, dated as of September 21, 2010, as well as the transactions contemplated by such agreement. At its special meeting of unitholders today, 35.31 million PVR units, or 67.52% of the PVR units outstanding and entitled to vote, voted in favor of the merger agreement and related matters. In addition, approximately 35.32 million PVR units, or 67.54% of the PVR units outstanding and entitled to vote, voted in favor of approval of PVR’s Fourth Amended and Restated Partnership Agreement. Of the total votes cast by PVR unitholders, 98.53% voted in favor of the merger.

Penn Virginia GP Holdings, L.P. (NYSE:PVG) (“PVG”) announced today that it has adjourned the special meeting of the PVG unitholders that was convened this morning, until March 9, 2011 at 10:00 AM local time. Prior to the adjournment of the special meeting, 20.68 million units, or approximately 53% of the PVG units outstanding and entitled to vote, voted in favor of a proposal to adjourn the special meeting to a later date to allow for further time to solicit additional proxies from PVG unitholders. At the commencement of the PVG special meeting, the proxies received from unitholders totaled 25.35 million units, or approximately 65% of all PVG units outstanding and entitled to vote, with approximately 61% of the proxies received voting in favor of the merger proposal. Furthermore, of the total PVG units outstanding and entitled to vote, proxies representing approximately 40% of the PVG units were in favor of the merger proposal. The approval of the Agreement and Plan of Merger and related transactions requires the affirmative vote of holders of a majority of all units outstanding and entitled to vote.

“We are very pleased with the strong support for this transaction shown by the PVR and PVG unitholders that voted. It’s our hope that the adjournment of the PVG special meeting will allow additional PVG unitholders an opportunity to formally indicate their support for the merger,” said William H. Shea, Jr., Chief Executive Officer of the partnerships’ general partners. “The approval of this merger is an important step towards positioning the unitholders of PVR and PVG to take advantage of accretive market opportunities. The simplified structure and resulting decreased cost of capital offered by this transaction will improve our competitive position and deliver significant value to both the unitholders of PVR and PVG. The board of directors and the management team of PVG’s general partner continue to recommend that PVG unitholders vote “FOR” the proposal to approve and adopt the merger agreement.”

The reconvened PVG special meeting will be held at The Villanova University Conference Center, 601 County Line Road, Radnor, Pennsylvania 19087 on March 9, 2011 at 10:00 AM local time. The record date for determining unitholders eligible to vote at the special meeting will remain the close of business

PVR / PVG Unitholder Meeting Announcements	Page 2

on December 20, 2010. Valid proxies submitted by PVG unitholders prior to the adjourned February 16, 2011 special meeting will continue to be valid for purposes of the reconvened special meeting scheduled for March 9, 2011.

PVG unitholders should note that their vote on the merger proposal is very important and a failure to vote will have the same effect as voting against the merger. The board of directors of PVG’s general partner recommends unitholders vote “FOR” the proposal to approve and adopt the merger agreement today – by telephone, by Internet, or by signing, dating and returning PVG’s white proxy card.

PVG unitholders are encouraged to read the partnership’s definitive proxy materials in their entirety as they provide, among other things, a detailed discussion of the process that led to the proposed merger and the reasons behind the board’s recommendation that unitholders vote “FOR” the approval and adoption of the merger agreement.

PVG unitholders who have questions about the merger proposal or who need help voting their units should contact our proxy solicitation agent, Morrow & Co., LLC, at 800-573-4370 (banks and brokers call: 203-658-9400).

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PVR and PVG have filed a joint proxy statement/prospectus, joint proxy statement/prospectus supplement, and other documents with the SEC in relation to their proposed merger. Investors are urged to read these documents carefully because they contain important information regarding PVR, PVG, and the transaction. A definitive joint proxy statement/prospectus and joint proxy statement/prospectus supplement has been sent to unitholders of PVR and PVG seeking their approvals as contemplated by the Merger Agreement. Investors may obtain a free copy of the joint proxy statement/prospectus, joint proxy statement/prospectus supplement and other documents containing information about PVR and PVG, without charge, at the SEC’s website at www.sec.gov. Copies of the joint proxy statement/prospectus, joint proxy statement/prospectus supplement and the SEC filings incorporated by reference in the documents may also be obtained free of charge by contacting Investor Relations at (610) 975-8204 or invest@pvrpartners.com or by accessing www.pvresource.com or www.pvgpholdings.com.

PVR, PVG, and the officers and directors of the general partner of each partnership may be deemed to be participants in the solicitation of proxies from their security holders. Information about these entities and persons can be found in PVR’s and PVG’s Annual Reports on Form 10-K for the year ended December 31, 2009. Additional information about such entities and persons may also be obtained from the joint proxy statement/prospectus.

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Forward Looking Statements

Certain statements by PVR and PVG contained herein that are not descriptions of historical facts are “forward-looking” statements by PVR and PVG as defined by federal law. Because such statements, including those relating to projections of expected dilution and accretion to distributable cash flow as a result of the merger, and our ability to complete our previously announced merger include risks, uncertainties and contingencies, actual results may differ materially from those expressed or implied by such forward-looking statements. These risks, uncertainties and contingencies are discussed in more detail in PVR’s and PVG’s press releases and public periodic filings with the SEC including PVR and PVG’s Annual Reports on Form 10-K for the year ended December 31, 2009 and most recent Quarterly Reports on Form 10-Q. Many of the factors that will determine PVR’s and PVG’s future results are

PVR / PVG Unitholder Meeting Announcements	Page 3

beyond the ability of management to control or predict. Readers should not place undue reliance on forward-looking statements, which reflect management’s views only as of the date hereof. PVR and PVG undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as the result of new information, future events or otherwise.

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Penn Virginia Resource Partners, L.P. (NYSE: PVR) is a publicly traded limited partnership which owns and manages coal and natural resource properties and related assets, and owns and operates midstream natural gas gathering and processing businesses. We own more than 900 million tons of proven coal reserves in Northern and Central Appalachia, and the Illinois and San Juan Basins; our midstream natural gas assets are located principally in Texas, Oklahoma and Pennsylvania and include more than 4,100 miles of natural gas gathering pipelines and 6 processing systems with approximately 400 million cubic feet per day of capacity. For more information about PVR, visit our website at www.pvresource.com.

Penn Virginia GP Holdings, L.P. (NYSE: PVG) is a publicly traded limited partnership which owns the general partner interest, all of the incentive distribution rights and an approximate 37 percent limited partner interest in PVR, a manager of coal and natural resource properties and related assets and the operator of a midstream natural gas gathering and processing business. For more information about PVG, please visit our website at www.pvgpholdings.com.

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